Exhibit 99.1

Ballard Lands Initial Sale of Fuel Cell Engines to Yinlong for Zero-Emission Buses in Beijing

VANCOUVER and ZHUHAI CITY, CHINA, Jan. 24, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed an initial Equipment Sales Agreement with Zhuhai Yinlong Energy Group (http://en.zhyle.com; "Yinlong Energy"), a major Chinese manufacturer of battery electric buses, for 10 FCveloCity®-MD 30-kilowatt fuel cell engines. Ballard plans to deliver the engines in 2017 for integration into Yinlong buses that will be deployed in Beijing.

Randy MacEwen, Ballard's President and CEO said, "Yinlong is a highly-regarded bus manufacturer in China's clean energy mass transportation sector. It is now expanding its product portfolio to include hybrid fuel cell-powered buses to complement the existing offering of battery electric buses. We are delighted that Yinlong has selected Ballard as its supply partner for fuel cell engines to support its initial Beijing demonstration and future growth plans."

Yinlong Energy, located in the City of Zhuhai in Guangdong Province, is a key player in the implementation of China's New Energy Vehicle Program, focusing on battery-powered electric vehicles (EVs) including buses and other passenger vehicles. Yinlong plans to manufacture approximately 35,000 EV buses in 2017.

As operating range and recharging times present challenges for battery-only EV buses on certain routes, Yinlong plans to integrate a fuel cell engine into a new battery hybrid configuration. This offering will increase energy density and power density, thereby improving operating range of the bus. Yinlong is planning to deploy and operate 10 fuel cell buses using Ballard FCveloCity®-MD30 fuel cell engines for demonstration and optimization trials, initially in Beijing, prior to a broader commercial launch throughout China.

Mr. Yincang Wei, Chairman of the Board of Zhuhai Yinlong Energy Group said, "Deployment of clean energy vehicles in China, including mass transportation buses, is a very high priority for national, provincial and city governments. We believe adding fuel cell power for range extension will complement our offering of zero-emission buses to meet a variety of operating conditions and duty cycles in Chinese cities. After careful evaluation, we have selected Ballard as our strategic fuel cell partner. Our '20-20 Plan' is that 20% of our buses sold by 2020 will include fuel cell technology."

As support for the company's aggressive growth plans, including expansion into hybrid battery-fuel cell buses, several market leading companies as well as individuals have recently made significant investments in Yinlong Energy. These investors include: Wanda Group; Zhongji Holdings Group; Jingdong Group; and Ms. Dong Ming.

Beijing, like many cities in China, suffers from a severe air pollution challenge, which is an important reason for the country's move toward zero-emission mass transportation alternatives. In December 2016 a five-day Red Alert was issued in Beijing, during which time schools were closed, thousands of vehicles were ordered off the roads and residents were advised to stay indoors. Over the same period, Red Alerts were also issued in 21 other cities in China.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products, and planned vehicle deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 24-JAN-17